UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-33650 CUSIP NUMBER
640650305

(Check One): ☒Form 10-K    ☐Form 20-F    ☐Form 11-K   ☐ Form 10-Q    ☐Form 10-D    ☐Form N-SAR
☐Form N-CSR

For Period Ended:  December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NeoStem, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

420 Lexington Avenue, Suite 450

Address of Principal Executive Office (Street and Number)

New York, New York 10170

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NeoStem, Inc. (the “Company”) is unable to file within the prescribed time period, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) because of delays experienced by the Company in preparing its consolidated financial statements and related disclosures as set forth below which has resulted in the Company’s independent registered public accounting firm requiring additional time to complete its audit.  The delays tie, in part, to the recent dramatic growth experienced by the Company, including continued expansion in China, two mergers and multiple complex financing transactions raising in excess of $30 million.

The year ended December 31, 2010 represents the first year that the Company is reporting full year financial information for its two China-based operations – regenerative medicine and pharmaceutical manufacturing.  Properly accounting for such operations has been time consuming, requiring the Company to deal with, among other matters, foreign accounting rules, foreign laws and regulations, language differences and travel.  Such differences required that more time be devoted to the preparation of the consolidated financial statements and related disclosures.

Other factors also negatively impacted the timing of the preparation of the 2010 Form 10-K.  The Company is a smaller reporting company, with limited professional and accounting staff.  During the month of January 2011, the efforts of management and other personnel, including accounting personnel, were diverted towards consummating the Company’s acquisition of Progenitor Cell Therapy, LLC, which closed on January 19, 2011, and the related reporting for such acquisition.  Further, we also note that this is the first audit of the Company by Deloitte & Touche LLP, who was appointed as the Company’s independent registered public accounting firm in March 2010.

The Company intends to file the 2010 Form 10-K within 15 calendar day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Catherine M. Vaczy, Esq.,
Vice President and General Counsel	(212)	584-4180
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes   ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in the results of operations of the Company for 2010 compared to 2009 as the Company's 51% owned subsidiary, Suzhou Erye Pharmaceutical Company Ltd. ("Erye") was acquired on October 30, 2009, and so was only included in the Company's results of operations for approximately two months in 2009, as compared to a full year in 2010.  Accordingly, Erye's revenues to be included in our results of operations for 2010 will be approximately $69,600,000, compared to approximately $11,400,000 in 2009 for the period after October 30, 2009.  Similarly, income from operations of Erye will be approximately $8,400,000 in 2010, compared to approximately $500,000 reported for 2009.

 The unaudited consolidated statements of operations of the Company for the years ended in December 31, 2010, 2009 and 2008 are annexed hereto.  The Company does not anticipate there will be any material change in the audited statements of operations filed with the Company’s annual report on Form 10-K from the annexed statement.

 Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2010 Form 10-K.  The Company’s actual decisions, performance, and results may differ materially.

NeoStem, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Catherine M. Vaczy
Name: Catherine M. Vaczy
Title: Vice President and General Counsel

ANNEX

NEOSTEM, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(unaudited)

	Years Ended December 31,
	2010	2009	2008
Revenues	$69,821,294	11,565,118	83,541
Cost of Revenues	49,668,262	9,706,005	31,979
Gross profit	20,153,032	1,859,113	51,562

Research and development	7,684,537	4,327,608	792,182
Selling, general, and administrative	31,346,806	23,400,430	8,492,833
Operating loss	(18,878,311)	(25,868,925)	(9,233,453)

Other income (expense):
Other income (expense), net	513,110	(16,053)	3,044
Interest expense	(480,903)	(23,135)	(11,662)
	32,207	(39,188)	(8,618)

Loss from operations before privision for income taxes and noncontrolling interests	(18,846,104)	(25,908,113)	(9,242,071)
Provision for income taxes	550,912	41,675	-
Net loss	(19,397,016)	(25,949,788)	(9,242,071)

Loss - net income attributable to noncontrolling interests	3,908,690	220,865	-
Net loss attributable to NeoStem, Inc.	(23,305,706)	(26,170,653)	(9,242,071)

Preferred dividends	237,963	5,611,989	-
Net loss attributable to NeoStem, Inc. common shareholders	$(23,543,669)	$(31,782,642)	$(9,242,071)

Basic and diluted loss per share	$(0.46)	$(2.44)	$(1.53)

Weighted average common shares outstanding	51,632,417	13,019,518	6,056,886